June 30, 2020	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities
Subject: Neovasc Inc.
Dear Sir/Madam:
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	July 27, 2020
Record Date for Voting (if applicable) :	July 27, 2020
Beneficial Ownership Determination Date :	July 27, 2020
Meeting Date :	September 03, 2020
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No
Voting Security Details:
Description	CUSIP Number	ISIN
COMMON CLASS	64065J304	CA64065J3047
Sincerely,
Computershare
Agent for Neovasc Inc.